FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, July 19, 2013

EXECUTIVE ANNOUNCEMENT

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) is pleased to announce that Paul Rivett has been appointed President of Fairfax.

Over the past 10 years, Paul has held the positions of Vice President, Chief Legal Officer and Vice President, Operations at Fairfax, and he will continue in his role as Chief Operating Officer at Hamblin Watsa Investment Counsel.

Prem Watsa, Chairman and Chief Executive Officer of Fairfax, commented, “Paul has done an outstanding job for Fairfax in numerous roles over the past decade, and will now have increased responsibility for our operations.  I look forward to continuing to work very closely with Paul. Andy Barnard, who oversees Fairfax’s insurance and reinsurance operations as President of Fairfax Insurance Group, will continue reporting directly to me.”

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946